BRF S.A.

Publicly Held Company

CNPJ/MF 01.838.723/0001-27

NIRE 42.300.034.240

CVM 1629-2

EXTRACT FROM THE

MINUTES OF THE EXTRAORDINARY MEETING OF THE BOARD OF DIRECTORS

HELD ON JULY 7th, 2025

1.                    Date, Time and Place: Held on July 7th, 2025, at 9:00 a.m., electronically.

2.                    Call and Attendance: Convocation duly held pursuant to Article 21 of the Bylaws of BRF S.A. (“Company”), with the presence of all the members of the Board of Directors, namely, Messrs. Marcos Antonio Molina dos Santos, Marcia Aparecida Pascoal Marçal dos Santos, Sergio Agapito Lires Rial, Marcos Fernando Marçal dos Santos, Augusto Marques da Cruz Filho, Pedro de Camargo Neto, Eduardo Augusto Rocha Pocetti, Flávia Maria Bittencourt and Marcio Hamilton Ferreira.

3.                    Presiding Board: Chairman: Mr. Marcos Antonio Molina dos Santos. Secretary: Mr. Bruno Machado Ferla.

4.                    Agenda: To deliberate on: (i) the Company's execution of its 7th (seventh) issuance of simple, non-convertible debentures, of the unsecured type, in up to five (5) series ("Debentures" and "Issue", respectively), which will be subject to private placement with Eco Securitizadora de Direitos Creditórios do Agronegócio S.A., a securitization company, registered with the Brazilian Securities and Exchange Commission ("CVM") in category S1, under No. 310, headquartered in the city of São Paulo, state of São Paulo, at Avenida Pedroso de Morais, No. 1,553, 3rd floor, set 32, Pinheiros, CEP 05419-001, registered with the CNPJ under No. 10,753,164/0001-43, with its articles of incorporation registered at Junta Comercial do Estado de São Paulo under NIRE 35300367308 ("Securitization" or "Debenture Holder""), to link to the issuance of agribusiness receivables certificates of the 1st (first) series ("CRA First Series"), the 2nd (second) series ("CRA Second Series"), the 3rd series ("CRA Third Series"), the 4th series ("CRA Fourth Series"), and the 5th series (“CRA Fifth Series”) of the 403rd (four hundred and third) issuance of the Securitization Company (being CRA First Series, CRA Second Series, CRA Third Series, CRA Fourth Series and CRA Fifth Series, together, "CRA"), backed by agribusiness credits arising from Debentures, under the terms of the "Agribusiness Credit Rights Securitization Term for the Issuance of Agribusiness Receivables Certificates, in up to five (5) Series of the 403rd (four hundred and third) Issuance of Eco Securitizadora de Direitos Creditórios do Agronegócio S.A., backed by Agribusiness Credit Rights Due by BRF S.A." ("Securitization Term"),

Extract from the Minutes of the Extraordinary Meeting of the Board of Directors of BRF S.A. held on July 7, 2025.

which will be subject to public distribution, through the automatic distribution registration procedure, pursuant to CVM Resolution No. 160, of July 13, 2022, as amended ("CVM Resolution 160"), of CVM Resolution 60, of December 23, 2021, as amended ("CVM Resolution 60"), National Monetary Council Resolution No. 5,118, of February 1, 2024, as amended, and other applicable laws and regulations ("Offer"); (ii) the authorization of the Company, through its legal representatives, to execute any and all necessary documents and perform any and all pertinent acts to enable due compliance with the provisions of item (i) above, including, but not limited to, the execution of the Deed of Issue (as defined below) (including any amendments thereto", of the "Contract for the Coordination, Placement and Public Distribution of Agribusiness Receivables Certificates, under Firm Placement Guarantee Regime, in up to 5 (Five) Series of the 403rd (four hundred and third) Issuance of Eco Securitizadora de Direitos Creditórios do Agronegócio S.A. backed by Debentures issued by BRF S.A" (including any amendments thereto), the Debentures Subscription Bulletin and other documents necessary for the Issuance and the Offer, and hiring and remuneration of all service providers inherent to the execution of the Issuance and the Offer; and (iii) the authorization and ratification of all acts already performed by the Company's legal representatives, by the Company's Executive Board, directly or indirectly, and/or through its attorneys-in-fact, within the scope of the Issuance and the Offer related to items (i) and (ii) above and any and all acts and documents that are necessary or convenient for the effectiveness of the above resolutions, including the respective ancillary instruments necessary for the issuance of Debentures and CRAs, as well as any amendments.

5.                    Resolutions: The board members approved, by unanimous vote of those present and without any restrictions, the drafting of these minutes in the form of a summary. After examining the items on the agenda, the following items were dealt with and the following decisions were taken:

(i)	approve and authorize, in accordance with the provisions of article 59 of Law No. 6,404, of December 15, 1976, as amended ("Brazilian Corporation Law"), the execution of the Issue, in favor of the Securitization Company, as well as its binding to the CRA, through the execution of the "Private Deed Instrument of the 7th (Seventh) Issuance of Simple Debentures, Non-Convertible Shares, Unsecured Shares, in up to five (5) Series, for Private Placement, of BRF S.A." ("Deed of Issue"), in accordance with the following characteristics:

(a)	Issue Number: The Issue represents the Company's 7th (seventh) issuance of debentures;

(b)	Place and Date of Issue: For all legal purposes and effects, the Debentures shall be issued in the city of São Paulo, State of São Paulo, and the date of issuance of the Debentures shall be the date to be defined in the Deed of Issue ("Issue Date");

Extract from the Minutes of the Extraordinary Meeting of the Board of Directors of BRF S.A. held on July 7, 2025.

(c)	Total Issue Amount: The total amount of the Issue will initially be R$ 2,000,000,000.00 (two billion reais) on the Issue Date, subject to the CRA Additional Lot Option (as defined below), in which case it may reach a volume of up to R$ 2,500,000,000.00 (two billion five hundred million reais) (“Total Issue Amount”);

(d)	Nominal Value: The unit face value of the Debentures will be R$1,000.00 (one thousand reais) on the Issue Date ("Nominal Value");

(e)	Number of Series: The Issue will be carried out in up to five (5) series, which are the Debentures of the first series ("First Series Debentures"), the Debentures of the second series ("Second Series Debentures"), the Debentures of the third series ("Third Series Debentures"), the Debentures of the fourth series (“Fourth Series Debentures”), and the Debentures of the fifth series (“Fifth Series Debentures” and, together with the First Series Debentures, the Second Series Debentures, the Third Series Debentures and the Fourth Series Debentures, the "Debentures"), and the Debentures will be allocated among the series in the Communicating Vessel System (as defined below), and the number of Debentures allocated in each series will be defined according to the Bookbuilding Procedure;

(f)	Number of Debentures: Two million (2,000,000) Debentures will be initially issued, observing that the amount of Debentures originally offered may be increased by up to 25% (twenty-five percent), equivalent to up to 500,000 (five hundred thousand) Debentures, if the additional lot option is exercised, in whole or in part, within the scope of the CRA Offering, in which case it may reach an additional amount of up to 2,500,000 (two million five hundred thousand) Debentures (“Additional Lot Option”). The CRA arising from the eventual exercise, in whole or in part, of the CRA Additional Lot Option will be distributed under a best efforts placement regime by the Coordinators. The number of Debentures to be allocated in each series of the Issue and, consequently, the final number of series will be defined after the conclusion of the Bookbuilding Procedure (as defined below), provided that the allocation of Debentures between the series will occur in the system of communicating vessels, in which the amount of Debentures allocated in a series will be subtracted from the total amount of Debentures, provided that any of the series may not be issued ("Communicating Vessel System");

Extract from the Minutes of the Extraordinary Meeting of the Board of Directors of BRF S.A. held on July 7, 2025.

(g)	Bookbuilding Procedure: The Issue will be used to form the Agribusiness Credit Rights that will constitute the backing of the CRA Offer. In addition, within the scope of the CRA Offer, the procedure for collecting investment intentions from potential investors in the CRAs will be adopted to define: (i) the number of series of the issuance of the CRA, and, consequently, the number of series of the issuance of the Debentures, according to the Communicating Vessel System, except that any of the respective series may be canceled; (ii) the amount and final volume of the issuance of CRAs and, consequently, the quantity and final volume of the issuance of Debentures, considering the CRA Additional Lot Option; (iii) the amount of CRA to be allocated in each series of the issuance of CRAs and, consequently, the number of Debentures to be allocated in each series of issuance of the Debentures, considering the CRA Additional Lot Option; and (iv) the final rates for the remuneration of the CRA of each series and, consequently, the final rates for the remuneration of the Debentures of each series (“Bookbuilding Procedure”). In this sense, the result of the CRA Bookbuilding Procedure will directly influence the number of Debentures to be issued and their allocation in each of its series, in which case the Deed of Issue will be amended, without the need for a General Meeting of Debenture Holders or corporate approval by the Company, to formalize the number of Debentures allocated in each of the series. The CRA Bookbuilding Procedure will be carried out using the Communicating Vessel System;

(h)	Term and Maturity Date: Except in the event of early maturity and/or early redemption of all Debentures, under the terms to be provided for in the Deed of Issue, (i) the First Series Debentures will have a term of duration to be defined in the Deed of Issue ("First Series Debentures Maturity Date"); (ii) the Second Series Debentures will have a term of duration to be defined in the Deed of Issue ("Maturity Date of the Second Series Debentures"); (iii) the Third Series Debentures will have a term to be defined in the Deed of Issue ("Third Series Debentures Maturity Date"); (iv) the Fourth Series Debentures will have a term to be defined in the Deed of Issue ("Fourth Series Debentures Maturity Date"); and (v) the Fifth Series Debentures will have a term to be defined in the Deed of Issue ("Fifth Series Debentures Maturity Date" and, together with the Maturity Date of the First Series Debentures, the Maturity Date of the Second Series Debentures, the Maturity Date of the Third Series Debentures

Extract from the Minutes of the Extraordinary Meeting of the Board of Directors of BRF S.A. held on July 7, 2025.

and the Maturity Date of the Fourth Series Debentures, the "Maturity Dates");

(i)	Bookkeeping Agent: The bookkeeping agent of the Debentures will be Oliveira Trust Distribuidora de Títulos e Valores Mobiliários S.A., a financial institution headquartered in the city of São Paulo, state of São Paulo, at Avenida Engenheiro Luiz Carlos Berrini, nº 550, 4th floor, Cidade Monções, CEP 04571-925, registered with the CNPJ under No. 04.200.649/0001-07 ("Bookkeeper", the definition of which includes any other institution that may succeed the Bookkeeper in the provision of services related to the Issue and Debentures);

(j)	Right of First Refusal: There will be no right of first refusal of the Company's current shareholders in the subscription of the Debentures;

(k)	Allocation of Resources: The net resources obtained by the Company due to the payment of the Debentures shall be fully and exclusively allocated to its activities as a rural producer in agribusiness. To this end, such net resources will be used, pursuant to article 2, paragraph 4, item III, of Normative Annex II of CVM Resolution 60, in the ordinary course of its rural business, in investments, costs and expenses related to its production chain and exploitation of animals in general (poultry, cattle, pork, etc.), which are: (i) expenses for the maintenance of its own farms; (ii) expenses for the acquisition of breeders, genetics, eggs, breeding, fattening and slaughter of animals in general; (iii) expenses for the acquisition of inputs for animal feed, such as grains and their derivatives (soybeans, corn, sorghum, bran, oils, etc.); (iv) expenses for the purpose of production and/or acquisition of feed and other feed products; (v) expenses with veterinary support and acquisition of medicines for the treatment of animals; and (vi) expenses with wood shavings and other substrates for the heating and accommodation of the animals and maintenance of the facilities where the exploited animals are kept, pursuant to paragraph 1 of article 23 of Law 11,076 and article 2, items I and II, and paragraphs 1, 2 and 9, of Normative Annex II of CVM Resolution 60, as well as item III of paragraph 4 of article 2 of Normative Annex II of CVM Resolution 60, as provided for in its corporate purpose and in the ordinary course of its business;

(l)	Linking to the Agribusiness Receivables Certificates: The Debentures will be linked to the CRA of the 403rd (four hundred and

Extract from the Minutes of the Extraordinary Meeting of the Board of Directors of BRF S.A. held on July 7, 2025.

third) issuance, in up to 5 (five) series, of the Securitization Company, such CRAs being distributed through the Offer, pursuant to CVM Resolution 160 and CVM Resolution 60;

(m)	Convertibility: The Debentures will be simple, not convertible into shares issued by the Company;

(n)	Type, Form and Proof of Ownership: The Debentures will be issued in registered and book-entry form, without the issuance of certificates and/or cautions. For all legal purposes, the ownership of the Debentures is presumed by the statement to be issued by the Bookkeeper proving the ownership of the Debentures by the Securitization Company pursuant to articles 63 and 34 of the Brazilian Corporation Law and by the Subscription Bulletin (as defined in the Deed of Issue);

(o)	Type: The Debentures shall be of the unsecured type, pursuant to article 58, caput, of the Brazilian Corporation Law, and shall not have a real or fiduciary guarantee, or any segregation of the Company's assets as a guarantee to the debenture holders in the event of the need for judicial or extrajudicial execution of the Company's obligations arising from the Debentures and the Deed of Issue, and not conferring any privilege, special or general, to debenture holders;

(p)	Scheduled Amortization of the Debentures: Without prejudice to payments as a result of any early maturity and/or early redemption of the Debentures, under the terms to be provided for in the Deed of Issue, (i) the Nominal Value of the First Series Debentures will be fully amortized in one single installment, on the Maturity Date of the First Series Debentures; (ii) the Nominal Value of the Second Series Debentures will be fully amortized in one single installment, on the Maturity Date of the Second Series Debentures; (iii) the Updated Nominal Value of the Third Series Debentures (as defined below) will be fully amortized in a single installment on the Maturity Date of the Third Series Debentures; (iv) the Updated Nominal Value of the Fourth Series Debentures (as defined below), or its balance, as the case may be, will be amortized in 3 (three) consecutive annual installments, according to the table to be provided for in the Deed of Issue; and (v) the Updated Nominal Value of the Fifth Series Debentures (as defined below), or its balance, as the case may be, will be amortized in 3 (three) consecutive annual installments, according to the table to be provided for in the Deed of Issue;

Extract from the Minutes of the Extraordinary Meeting of the Board of Directors of BRF S.A. held on July 7, 2025.

(q)	Monetary Update of the First Series Debentures: The Nominal Value of the First Series Debentures will not be monetarily updated.

(r)	Monetary Update of the Second Series Debentures: The Nominal Value of the Second Series Debentures will not be monetarily updated.

(s)	Monetary Update of the Third Series Debentures: The Nominal Value of the Third Series Debentures will be monetarily updated, from the first Payment Date, inclusive, until the date of its effective payment, exclusively, by the accumulated variation of the Extended Consumer Price Index - IPCA, calculated and disclosed by the Brazilian Institute of Geography and Statistics (IBGE) ("IPCA" and "Monetary Update of the Third Series Debentures", respectively) calculated pro rata temporis per Business Days elapsed, and the product of the Monetary Update of the Third Series Debentures is automatically incorporated into the Nominal Value of the Third Series Debentures ("Updated Nominal Value of the Third Series Debentures"), according to the formula to be provided for in the Deed of Issue;

(t)	Monetary Update of the Fourth Series Debentures: The Nominal Value of the Fourth Series Debentures or the balance of the Nominal Value of the Fourth Series Debentures, as the case may be, will be monetarily updated, from the first Payment Date, inclusive, until the date of its effective payment, exclusively, by the accumulated variation of the IPCA ("Monetary Update of the Fourth Series Debentures") calculated pro rata temporis per Business Days elapsed, and the product of the Monetary Update of the Fourth Series Debentures is automatically incorporated into the Nominal Value of the Fourth Series Debentures or the balance of the Nominal Value of the Fourth Series Debentures, as the case may be ("Updated Nominal Value of Fourth Series Debentures"), according to the formula to be provided for in the Deed of Issue;

(u)	Monetary Update of the Fifth Series Debentures: The Nominal Value of the Fifth Series Debentures or the balance of the Nominal Value of the Fifth Series Debentures, as the case may be, will be monetarily updated, from the first Payment Date, inclusive, until the date of its effective payment, exclusively, by the accumulated

Extract from the Minutes of the Extraordinary Meeting of the Board of Directors of BRF S.A. held on July 7, 2025.

variation of the IPCA ("Monetary Update of the Fifth Series Debentures") calculated pro rata temporis per Business Days elapsed, and the product of the Monetary Update of the Fifth Series Debentures is automatically incorporated into the Nominal Value of the Fifth Series Debentures or the balance of the Nominal Value of the Fifth Series Debentures, as the case may be ("Updated Nominal Value of the Fifth Series Debentures"), according to the formula to be provided for in the Deed of Issue;

(v)	Remuneration of the First Series Debentures: As of the first Payment Date, on the Nominal Value of the First Series Debentures, remunerative interest will be charged corresponding to the percentage of the accumulated variation of the average daily rates of the DI – Interbank Deposits of a day, “over extra-group”, expressed as a percentage per year, based on two hundred and fifty-two (252) Business Days, calculated and published daily by B3, in the daily newsletter available on its website (http://www.b3.com.br) (“DI Rate”), to be defined in accordance with the Bookbuilding Procedure (as defined below), limited to 102.00% (one hundred and two integers percent) per year, based on two hundred and fifty-two (252) Business Days (“Remuneration of the First Series Debentures”). The Remuneration of the First Series Debentures will be calculated exponentially and cumulatively pro rata temporis, for business days elapsed, from the first Payment Date of the First Series Debentures or the Remuneration Payment Date (as defined below) of the immediately preceding First Series Debentures (inclusive) until the Date of Payment of the Remuneration of the First Series Debentures in question, the date of declaration of early maturity as a result of an early maturity event or the date of any optional early redemption, whichever occurs first. The Remuneration of the First Series Debentures will be calculated according to the formula to be provided for in the Deed of Issue;

(w)	Remuneration of the Second Series Debentures: From the first Payment Date, on the Nominal Value of the Second Series Debentures, prefixed remunerative interest corresponding to a certain percentage per year, based on two hundred and fifty-two (252) Business Days, to be defined in accordance with the Bookbuilding Procedure, being limited to the higher rate between "(a)" and "(b)" below: (a) the percentage corresponding to the respective DI Rate, calculated according to the adjustment verified on the date of the Bookbuilding Procedure, based on two hundred

Extract from the Minutes of the Extraordinary Meeting of the Board of Directors of BRF S.A. held on July 7, 2025.

and fifty-two (252) Business Days, published by B3 on its website, (https://www.b3.com.br/pt_br/market-data-e-indices/servicos-de-dados/market-data/consultas/boletim-diario/boletim-diario-do-mercado/), corresponding to the futures contract maturing on January 2, 2030, (DI1F30), plus an exponential surcharge (spread) of 0.30% (thirty hundredths of a percent) per year; and (b) 13,80%% (thirteen integers and eighty hundredths percent) per year, based on two hundred and fifty-two (252) Business Days ("Remuneration of Second Series Debentures"). The Remuneration of the Second Series Debentures will be calculated exponentially and cumulatively pro rata temporis, for Business Days elapsed, from the first Payment Date of the Debentures or the Date of Payment of the Remuneration of the Second Series Debentures immediately preceding it, whichever occurs later, until the date of its effective payment, and paid at the end of each Capitalization Period, obeyed the formula to be provided for in the Deed of Issue;

(x)	Remuneration of the Third Series Debentures: As of the first Payment Date, on the Updated Nominal Value of the Third Series Debentures, remunerative interest corresponding to a certain percentage per year, based on two hundred and fifty-two (252) Business Days, to be defined in accordance with the Bookbuilding Procedure, being limited to the highest rate between "(a)" and "(b)" below: (a) the indicative rate published by ANBIMA on its website (http://www.anbima.com.br) of the internal return rate of the IPCA+ Treasury Rate with Semiannual Interest (NTN-B), due on May 15, 2035, to be calculated at the close of the Business Day of the date of completion of the Bookbuilding Procedure, plus exponentially a surcharge (spread) of 0.35% (thirty-five hundredths of a percent) per year, based on two hundred and fifty-two (252) Business Days; and (b) 7.67% (seven integers and sixty-seven hundredths percent) per year, based on 252 (two hundred and fifty-two) Business Days ("Remuneration of the Third Series Debentures"). The Remuneration of the Third Series Debentures will be calculated exponentially and cumulatively pro rata temporis, for Business Days elapsed, from the first Payment Date of the Debentures or the Date of Payment of the Remuneration of the Third Series Debentures (as defined below) immediately before, whichever occurs later, until the date of its effective payment, and paid at the end of each Capitalization Period, obeyed the formula to be provided for in the Deed of Issue;

Extract from the Minutes of the Extraordinary Meeting of the Board of Directors of BRF S.A. held on July 7, 2025.

(y)	Remuneration of the Fourth Series Debentures: As of the first Payment Date, on the Updated Nominal Value of the Fourth Series Debentures, remunerative interest corresponding to a certain percentage per year, based on two hundred and fifty-two (252) Business Days, to be defined in accordance with the Bookbuilding Procedure, being limited to the highest rate between "(a)" and "(b)" below: (a) the indicative rate published by ANBIMA on its website (http://www.anbima.com.br) of the internal return rate of the IPCA+ Treasury Rate with Semiannual Interest (NTN-B), due on May 15, 2035, to be calculated at the close of the Business Day of the date of completion of the Bookbuilding Procedure, plus exponentially a surcharge (spread) of 0.55% (fifty-five hundredths of a percent) per year, based on two hundred and fifty-two (252) Business Days; or (b) 7.88% (seven integers and eighty eight hundredths percent) per year, based on 252 (two hundred and fifty-two) Business Days ("Remuneration of the Fourth Series Debentures"). The Remuneration of the Fourth Series Debentures will be calculated exponentially and cumulatively pro rata temporis, for Business Days elapsed, from the first Payment Date of the Debentures or the Date of Payment of the Remuneration of the Fourth Series Debentures immediately before, whichever occurs later, until the date of its effective payment, and paid at the end of each Capitalization Period, obeyed the formula to be provided for in the Deed of Issue;

(z)	Remuneration of the Fifth Series Debentures: As of the first Payment Date, on the Updated Nominal Value of the Fifth Series Debentures, remunerative interest corresponding to a certain percentage per year, based on two hundred and fifty-two (252) Business Days, to be defined in accordance with the Bookbuilding Procedure, being limited to the highest rate between "(a)" and "(b)" below: (a) the indicative rate published by ANBIMA on its website (http://www.anbima.com.br) of the internal return rate of the IPCA+ Treasury Rate with Semiannual Interest (NTN-B), due on May 15, 2045, to be calculated at the close of the Business Day of the date of completion of the Bookbuilding Procedure, plus exponentially a surcharge (spread) of 0.75% (seventy-five hundredths of a percent) per year, based on two hundred and fifty-two (252) Business Days; or (b) 7.88% (seven integers and eighty eight hundredths percent) per year, based on 252 (two hundred and fifty-two) Business Days ("Remuneration of the Fifth Series Debentures" and, when considered together with the Remuneration of the First Series Debentures, the Remuneration of the Second Series Debentures, the

Extract from the Minutes of the Extraordinary Meeting of the Board of Directors of BRF S.A. held on July 7, 2025.

Remuneration of the Third Series Debentures and the Remuneration of the Fourth Series Debentures, “Remuneration”). The Remuneration of the Fifth Series Debentures will be calculated exponentially and cumulatively pro rata temporis, for Business Days elapsed, from the first Payment Date of the Debentures or the Date of Payment of the Remuneration of the Fifth Series Debentures immediately before, whichever occurs later, until the date of its effective payment, and paid at the end of each Capitalization Period, obeyed the formula to be provided for in the Deed of Issue;

(aa)	Calculation of Remuneration: For the purposes of calculating the Remuneration, the "Capitalization Period" is defined as the time interval that begins: (i) from the first Payment Date of the Debentures of the respective series (inclusive), and ends on the first Payment Date of the Remuneration of the Debentures of each series (exclusive) and, in the case of the first Capitalization Period; or (ii) on the Date of Payment of the Remuneration of the Debentures, of the respective series, immediately preceding (inclusive), and ends on the Date of Payment of the Remuneration of the Debentures of the respective series (exclusive), in the case of the other Capitalization Periods. Each Capitalization Period succeeds the previous one without continuity, until the respective Maturity Date of each series or the date of redemption of the Debentures, as the case may be. In order to avoid mismatches between the payment amount of the Debentures and the CRA, including, but not limited to, the cases of Voluntary Early Redemption, Early Maturity and/or full early redemption resulting from the Early Redemption Offer (as the terms are defined below), if, for any reason, the payment amount of the Debentures is updated by index number or days lower than those used to calculate the payment amount of the CRA, the Company shall add to the amount due, by way of compensation, the amount necessary to cover the outstanding balance of the respective payment of the CRA;

(bb)	Payment of Remuneration: Subject to the hypotheses of early redemption of the Debentures, the payment (i) of the Remuneration of the First Series Debentures will occur in a single installment, on the Date of Payment of the Remuneration of the First Series Debentures; and (ii) the Remuneration of the Second Series Debentures, the Remuneration of the Third Series Debentures, the Remuneration of the Fourth Series Debentures and the Remuneration of the Fifth Series Debentures will occur on the Date of Payment of

Extract from the Minutes of the Extraordinary Meeting of the Board of Directors of BRF S.A. held on July 7, 2025.

the Remuneration of each series indicated in the tables to be included in the Deed of Issue (each of these dates, a "Date of Payment of the Remuneration");

(cc)	Form of Payment: The payment of the Debentures will be made in cash, in local currency, at the price corresponding to the Payment Price of the CRA (as defined in the Securitization Term), and the funds will be transferred to the Company less all expenses provided for in the Securitization Term, including, but not limited to, all expenses for the execution of the Offer and the constitution of the Expense Fund (as provided for in the Securitization Term) within one (1) Business Day of the date of payment of the CRA, after the receipt by the Debenture Holder of the funds arising from the payment of the CRA, by means of available electronic transfer or other means of payment allowed by the Central Bank of Brazil, in the current account No. 5273-6, branch 2372, of Banco Bradesco S.A. (No. 237), held by the Company , in favor of the Company. Without prejudice to the deadline of one (1) Business Day from the date of payment of the CRA for the transfer of funds, the same date of payment of the Debentures of each series will be considered as the same date of payment of the CRA of the respective series ("Payment Date"), it being understood that the application of any goodwill or discount on the CRA will have no impact on the amounts received by the Company under the Debentures, and therefore any potential discount will be covered by the Coordinators.

(dd)	Registration for Distribution and Placement: The Issue will not be subject to registration with the CVM or ANBIMA, since the placement of the Debentures will be carried out privately, exclusively for the Debenture Holder, without the intermediation of any institutions, whether they are part of the securities distribution system or not, and will not have any form of sales effort before the general public. The Debentures will not be registered for distribution in the primary market, trading in the secondary market, electronic custody or settlement in any organized market;

(ee)	Scheduled Renegotiation: The Debentures will not be subject to scheduled renegotiation;

(ff)	Voluntary Extraordinary Amortization: The Company may, at its sole discretion, (i) subject to the terms and conditions set forth in the Deed of Issue and the lock-up period to be defined in the Deed of

Extract from the Minutes of the Extraordinary Meeting of the Board of Directors of BRF S.A. held on July 7, 2025.

Issue, carry out the extraordinary amortization of the First Series Debentures, the Second Series Debentures, the Third Series Debentures, the Fourth Series Debentures and/or the Fifth Series Debentures limited to ninety-eight percent (98%) of the Updated Nominal Value of the Debentures of the respective series ("Voluntary Extraordinary Amortization");

(gg)	Amount of the Voluntary Extraordinary Amortization of the First Series Debentures: In the occasion of the Voluntary Extraordinary Amortization of the First Series Debentures, the Debenture Holder will be entitled to the portion of the Nominal Value of the First Series Debentures subject to the Voluntary Extraordinary Amortization of the First Series Debentures, plus the (i) Remuneration of the First Series Debentures, calculated pro rata temporis from the first Payment Date or the immediately preceding Date of Payment of the Remuneration of the First Series Debentures, as the case may be, and other applicable charges due and not paid until the date of the Voluntary Extraordinary Amortization of the First Series Debentures, plus (ii) premium, calculated in accordance with the formula to be provided for in the Deed of Issue;

(hh)	Amount of the Voluntary Extraordinary Amortization of the Second Series Debentures: In the occasion of the Voluntary Extraordinary Amortization of the Second Series Debentures, the Debenture Holder will be entitled to receive the amount indicated in items “(i)” and “(ii)” below, whichever is greater: (i) the portion of the Nominal Value of the Second Series Debentures, as the case may be, plus (a) Remuneration of the Second Series Debentures, calculated pro rata temporis from the first Payment Date or the last Date of Payment of the Remuneration of the Second Series Debentures, as the case may be, until the date of the effective payment (exclusive); and (b) the Late Charges, if any; or (ii) the present value of the sum of the remaining amounts of amortization payment of the Updated Nominal Value of the Second Series Debentures and the Remuneration of the Second Series Debentures, using as a discount rate the DI Rate for 252 (two hundred and fifty-two) Business Days based on the adjustment (interpolation) of the Pre x DI curve, to be disclosed by B3 on its website, corresponding to the vertex with the number of calendar days closer with the remaining duration of the Second Series Debentures, to be calculated on the closing of the third Business Day immediately prior to the date of the Voluntary Extraordinary Amortization of the Second Series

Extract from the Minutes of the Extraordinary Meeting of the Board of Directors of BRF S.A. held on July 7, 2025.

Debentures, in accordance with the formula to be provided for in the Deed of Issue, and plus any Late Charges;

(ii)	Amount of the Voluntary Extraordinary Amortization of the Third Series Debentures: In the occasion of the Voluntary Extraordinary Amortization of the Third Series Debentures, the Debenture Holder will be entitled to receive the greater of: (i) the portion of the Updated Nominal Value of the Third Series Debentures subject to the Voluntary Extraordinary Amortization of the Third Series Debentures, plus the Remuneration of the Third Series Debentures, calculated pro rata temporis from the first Payment Date of the Third Series Debentures or the Date of Payment of the Remuneration of the Third Series Debentures immediately preceding it, as the case may be, until the date of the effective extraordinary amortization (exclusive), and any Late Charges; and (ii) the present value of the remaining installments of the amortization payment of the Updated Nominal Value of the Third Series Debentures and the Remuneration of the Third Series Debentures, subject to the Voluntary Extraordinary Amortization of the Third Series Debentures, calculated pro rata temporis since the first Payment Date of the Third Series Debentures or the immediately preceding Date of Payment of the Remuneration of the Third Series Debentures, as the case may be, until the date of the effective extraordinary amortization (exclusive), using as a discount rate the coupon of the IPCA+ Treasury bond with semiannual interest (NTN-B), with a duration closer to the remaining duration of the Third Series Debentures, according to the indicative quotation published by ANBIMA on its website on the World Wide Web (http://www.anbima.com.br) calculated on the second Business Day immediately prior to the date of the Voluntary Extraordinary Amortization of the Third Series Debentures, in accordance with the formula to be provided for in the Deed of Issue, and plus any Late Charges;

(jj)	Amount of the Voluntary Extraordinary Amortization of the Fourth Series Debentures: In the occasion of the Voluntary Extraordinary Amortization of the Fourth Series Debentures, the Debenture Holder will be entitled to receive the greater of: (i) the portion of the Updated Nominal Value of the Fourth Series Debentures subject to the Voluntary Extraordinary Amortization of the Fourth Series Debentures, plus the Remuneration of the Fourth Series Debentures, calculated pro rata temporis from the first Payment Date of the Fourth Series Debentures or the Date of

Extract from the Minutes of the Extraordinary Meeting of the Board of Directors of BRF S.A. held on July 7, 2025.

Payment of the Remuneration of the Fourth Series Debentures immediately preceding it, as the case may be, until the date of the effective extraordinary amortization (exclusive), and any Late Charges; and (ii) the present value of the remaining installments of the amortization payment of the Updated Nominal Value of the Fourth Series Debentures and the Remuneration of the Fourth Series Debentures, subject to the Voluntary Extraordinary Amortization of the Fourth Series Debentures, calculated pro rata temporis since the first Payment Date of the Fourth Series Debentures or the immediately preceding Date of Payment of the Remuneration of the Fourth Series Debentures, as the case may be, until the date of the effective extraordinary amortization (exclusive), using as a discount rate the coupon of the IPCA+ Treasury bond with semiannual interest (NTN-B), with a duration closer to the remaining duration of the Fourth Series Debentures, according to the indicative quotation published by ANBIMA on its website on the World Wide Web (http://www.anbima.com.br) calculated on the second Business Day immediately prior to the date of the Voluntary Extraordinary Amortization of the Fourth Series Debentures, in accordance with the formula to be provided for in the Deed of Issue, and plus any Late Charges;

(kk)	Amount of the Voluntary Extraordinary Amortization of the Fifth Series Debentures: In the occasion of the Voluntary Extraordinary Amortization of the Fifth Series Debentures, the Debenture Holder will be entitled to receive the greater of: (i) the portion of the Updated Nominal Value of the Fifth Series Debentures subject to the Voluntary Extraordinary Amortization of the Fifth Series Debentures, plus the Remuneration of the Fifth Series Debentures, calculated pro rata temporis from the first Payment Date of the Fifth Series Debentures or the Date of Payment of the Remuneration of the Fourth Series Debentures immediately preceding it, as the case may be, until the date of the effective extraordinary amortization (exclusive), and any Late Charges; and (ii) the present value of the remaining installments of the amortization payment of the Updated Nominal Value of the Fifth Series Debentures and the Remuneration of the Fifth Series Debentures, subject to the Voluntary Extraordinary Amortization of the Fifth Series Debentures, calculated pro rata temporis since the first Payment Date of the Fifth Series Debentures or the immediately preceding Date of Payment of the Remuneration of the Fifth Series Debentures, as the case may be, until the date of the effective extraordinary amortization (exclusive), using as a

Extract from the Minutes of the Extraordinary Meeting of the Board of Directors of BRF S.A. held on July 7, 2025.

discount rate the coupon of the IPCA+ Treasury bond with semiannual interest (NTN-B), with a duration closer to the remaining duration of the Fifth Series Debentures, according to the indicative quotation published by ANBIMA on its website on the World Wide Web (http://www.anbima.com.br) calculated on the second Business Day immediately prior to the date of the Voluntary Extraordinary Amortization of the Fifth Series Debentures, in accordance with the formula to be provided for in the Deed of Issue, and plus any Late Charges;

(ll)	Voluntary Early Redemption: The Company may, at any time, in the event that it is required to make a withholding, deduction or payment related to the addition of taxes and/or fees under the terms to be provided for in the Deed of Issue ("Tax Event"), carry out the Voluntary early redemption of all First Series Debentures and/or Second Series Debentures and/or Third Series Debentures and/or Fourth Series Debentures, and/or Fifth Series Debentures, with the consequent cancellation of such Debentures, by sending a communication and direct proof to the Securitization Company, with a copy to the Trustee Agent of the CRA, under the terms to be provided for in the Deed of Issue, at least five (5) Business Days prior to the redemption date ("Voluntary Early Redemption by Tax Event”). For the purposes of the Deed of Issue, the occurrence of any withholding of taxes on the income of the CRA, creating or raising income tax rates levied on them, due to a misclassification of the Debentures as a valid backing for the CRA due to non-compliance with the provisions of CMN Resolution 5,118. If, at any time during the term of the Issue and until the maturity dates of the CRA, there is a Tax Event as a result of a declassification of the Debentures as a valid backing for the CRA due to non-compliance with the provisions of CMN Resolution 5,118, the Company hereby undertakes to (i) bear any fine to be paid, as applicable; and (ii)(a) bear and pay all taxes that may be due by the CRA Holders exclusively as a result of the Tax Event, so that the Company shall add to such payments additional amounts sufficient for the CRA Holders to receive such payments as if such amounts were not levied if the Tax Event had not occurred, or (b) perform the Voluntary Early Redemption by Tax Event. In addition, for the purpose of the Deed of Issue, the Company may, at any time, provided that in the context of any corporate transaction with third parties not belonging to its economic group at the time of the event, announced to the market under the terms of the applicable legislation, in which it deems appropriate or has as a means of

Extract from the Minutes of the Extraordinary Meeting of the Board of Directors of BRF S.A. held on July 7, 2025.

changing its debt profile, as attested by the Company by means of a statement, carry out the voluntary early redemption of all First Series Debentures and/or Second Series Debentures and/or Third Series Debentures and/or Fourth Series Debentures and/or Fifth Series Debentures, with the consequent cancellation of such Debentures, by sending a direct communication and proof to the Securitization Company, with a copy to the Trustee Agent of the CRA, under the terms to be provided for in the Deed of Issue, at least five (5) Business Days prior to the redemption date ("Voluntary Early Redemption by Corporate Event"). Finally, the Company may, as of the dates to be set forth in the Deed of Issue, at its sole discretion, perform the voluntary early redemption of all First Series Debentures, the Second Series Debentures, the Third Series Debentures, and/or the Fourth Series Debentures and/or Fifth Series Debentures ("Discretionary Voluntary Early Redemption" and, together with the Voluntary Early Redemption by Tax Event and the Voluntary Early Redemption by Corporate Event, "Voluntary Early Redemption”). The remaining terms and conditions of the Voluntary Early Redemption will be set forth in the Deed of Issue;

(mm)	Early Redemption Value of First Series Debentures: In case of Voluntary Early Redemption by Tax Event of the First Series Debentures, the amount to be paid by the Company in relation to each of the First Series Debentures will be equivalent to the Nominal Value of the First Series Debentures, plus the respective Remuneration of the First Series Debentures, calculated pro rata temporis, from the first Payment Date of the First Series Debentures, or the immediately preceding Date of Payment of the Remuneration of the First Series Debentures, as the case may be, until the date of the effective Voluntary Early Redemption by Tax Event, without the addition of any premium, and plus any Late Charges. In case of Voluntary Early Redemption by Corporate Event of the First Series Debentures, the amount to be paid by the Company in relation to each of the First Series Debentures will be equivalent to the Voluntary Early Redemption Value of the First Series Debentures (defined below). In the event of Discretionary Voluntary Early Redemption of the First Series Debentures, the Debenture Holder will be entitled to receive the Nominal Value of the First Series Debentures, plus the Remuneration of the First Series Debentures calculated pro rata temporis from the first Payment Date of the First Series Debentures or the Date of Payment of the Remuneration of the First Series Debentures immediately preceding, as the case may be, until the date

Extract from the Minutes of the Extraordinary Meeting of the Board of Directors of BRF S.A. held on July 7, 2025.

of the effective redemption (exclusive), and any Late Charges (“Voluntary Early Redemption Value of the First Series Debentures”), plus a premium calculated in accordance with the formula to be provided for in the Deed of Issue;

(nn)	Early Redemption Value of the Second Series Debentures: In case of Voluntary Early Redemption by Tax Event of the Second Series Debentures, the amount to be paid by the Company in relation to each of the Second Series Debentures will be equivalent to the Nominal Value of the Second Series Debentures, plus the respective Remuneration of the Second Series Debentures, calculated pro rata temporis, from the first Payment Date of the Second Series Debentures, or the immediately preceding Date of Payment of the Remuneration of the Second Series Debentures, as the case may be, until the date of the effective Early Redemption by Tax Event, without the addition of any premium, and plus any Late Charges. In case of the Voluntary Early Redemption by Corporate Event of the Second Series Debentures, the amount to be paid by the Company in relation to each of the Second Series Debentures will be equivalent to the Voluntary Early Redemption Value of the Second Series Debentures (defined below). In the event of Discretionary Voluntary Early Redemption of the Second Series Debentures, the Debenture Holder will be entitled to receive the greater of: (i) the Nominal Value of the Second Series Debentures, plus: (a) the Remuneration of the Second Series Debentures, calculated pro rata temporis, from the first Payment Date or the last Date of Payment of the Remuneration of the Second Series Debentures, as the case may be, until the date of effective redemption (exclusive); and (b) the Late Charges, if any; or (ii) the present value of the sum of the remaining amortization payment of the Nominal Value of the Second Series Debentures and the Remuneration of the Second Series Debentures, using as a discount rate the DI rate for 252 (two hundred and fifty-two) Business Days based on the adjustment (interpolation) of the Pre x DI curve, to be published by B3 on its website, corresponding to the vertex with the number of calendar days closer to the remaining duration of the Second Series Debentures calculated on the closing of the third Business Day immediately prior to the date of the Voluntary Early Redemption of the Second Series Debentures, calculated according to the formula to be provided for in the Deed of Issue, and added to any Late Charges; (“Voluntary Early Redemption Value of the Second Series Debentures”);

Extract from the Minutes of the Extraordinary Meeting of the Board of Directors of BRF S.A. held on July 7, 2025.

(oo)	Early Redemption Value of the Third Series Debentures: In case of Voluntary Early Redemption by Tax Event of the Third Series Debentures, the amount to be paid by the Company in relation to each of the Third Series Debentures will be equivalent to the Updated Nominal Value of the Third Series Debentures, plus the respective Remuneration of the Third Series Debenture, calculated pro rata temporis, from the first Payment Date of the Third Series Debentures, or the immediately preceding Date of Payment of the Remuneration of the Third Series Debentures, as the case may be, until the date of the effective Early Redemption by Tax Event, without the addition of any premium, plus any Late Charges. In case of the Voluntary Early Redemption by Corporate Event of the Third Series Debentures, the amount to be paid by the Company in relation to each of the Third Series Debentures will be equivalent to the Voluntary Early Redemption Value of the Third Series Debentures (defined below). In the event of Discretionary Voluntary Early Redemption of the Third Series Debentures, the Debenture Holder will be entitled to receive the greater of: (i) the Updated Nominal Value of the Third Debentures, plus the Remuneration of the Third Series Debentures, calculated, pro rata temporis, from the first Payment Date of the Third Series Debentures or the immediately preceding Date of Payment of the Remuneration of the Third Series Debentures, as the case may be, until the date of effective redemption (exclusive), and any Late Charges; and (ii) the present value of the remaining installments of the amortization payment of the Updated Face Value of the Third Series Debentures and the Remuneration of the Third Series Debentures, calculated pro rata temporis, from the first Payment Date of the Third Series Debentures or the Date of Payment of the Remuneration of the Third Series Debentures immediately preceding it, as the case may be, until the date of effective redemption (exclusive), using as a discount rate the coupon of the IPCA+ Treasury bond with semiannual interest (NTN-B), with a duration closer to the remaining duration of the Third Series Debentures, according to the indicative quotation published by ANBIMA on its website on the World Wide Web (http://www.anbima.com.br) calculated on the second Business Day immediately prior to the date of the Voluntary Early Redemption of Third Series Debentures, calculated according to the formula to be provided for in the Deed of Issue, plus any Late Charges; (“Voluntary Early Redemption Value of the Third Series Debentures”);

Extract from the Minutes of the Extraordinary Meeting of the Board of Directors of BRF S.A. held on July 7, 2025.

(pp)	Early Redemption Value of the Fourth Series Debentures: In case of Voluntary Early Redemption by Tax Event of the Fourth Series Debentures, the amount to be paid by the Company in relation to each of the Fourth Series Debentures will be equivalent to the Updated Nominal Value of the Fourth Series Debentures, plus the Remuneration of the Fourth Series Debentures, calculated pro rata temporis, from the first Payment Date of the Fourth Series Debentures, or the immediately preceding Date of Payment of the Remuneration of the Fourth Series Debentures, as the case may be, until the date of the effective Early Redemption by Tax Event, without the addition of any premium, plus any Late Charges. In case of the Voluntary Early Redemption by Corporate Event of the Fourth Series Debentures, the amount to be paid by the Company in relation to each of the Fourth Series Debentures will be equivalent to the Voluntary Early Redemption Value of the Fourth Series Debentures (defined below). In the event of Discretionary Voluntary Early Redemption of the Fourth Series Debentures, the Debenture Holder will be entitled to receive the greater of: (i) the Updated Nominal Value of the Fourth Debentures, plus the Remuneration of the Fourth Series Debentures, calculated, pro rata temporis, from the first Payment Date of the Fourth Series Debentures or the immediately preceding Date of Payment of the Remuneration of the Fourth Series Debentures, as the case may be, until the date of effective redemption (exclusive), and any Late Charges; and (ii) the present value of the remaining installments of the amortization payment of the Updated Face Value of the Fourth Series Debentures and the Remuneration of the Fourth Series Debentures, calculated pro rata temporis, from the first Payment Date of the Fourth Series Debentures or the Date of Payment of the Remuneration of the Fourth Series Debentures immediately preceding it, as the case may be, until the date of effective redemption (exclusive), using as a discount rate the coupon of the IPCA+ Treasury bond with semiannual interest (NTN-B), with a duration closer to the remaining duration of the Fourth Series Debentures, according to the indicative quotation published by ANBIMA on its website on the World Wide Web (http://www.anbima.com.br) calculated on the second Business Day immediately prior to the date of the Voluntary Early Redemption of Fourth Series Debentures, calculated according to the formula to be provided for in the Deed of Issue, plus any Late Charges; (“Voluntary Early Redemption Value of the Fourth Series Debentures”);

Extract from the Minutes of the Extraordinary Meeting of the Board of Directors of BRF S.A. held on July 7, 2025.

(qq)	Early Redemption Value of the Fifth Series Debentures: In case of Voluntary Early Redemption by Tax Event of the Fifth Series Debentures, the amount to be paid by the Company in relation to each of the Fifth Series Debentures will be equivalent to the Updated Nominal Value of the Fifth Series Debentures, plus the Remuneration of the Fifth Series Debentures, calculated pro rata temporis, from the first Payment Date of the Fifth Series Debentures, or the immediately preceding Date of Payment of the Remuneration of the Fifth Series Debentures, as the case may be, until the date of the effective Early Redemption by Tax Event, without the addition of any premium, plus any Late Charges. In case of the Voluntary Early Redemption by Corporate Event of the Fifth Series Debentures, the amount to be paid by the Company in relation to each of the Fifth Series Debentures will be equivalent to the Voluntary Early Redemption Value of the Fifth Series Debentures (defined below). In the event of Discretionary Voluntary Early Redemption of the Fifth Series Debentures, the Debenture Holder will be entitled to receive the greater of: (i) the Updated Nominal Value of the Fifth Debentures, plus the Remuneration of the Fifth Series Debentures, calculated, pro rata temporis, from the first Payment Date of the Fifth Series Debentures or the immediately preceding Date of Payment of the Remuneration of the Fifth Series Debentures, as the case may be, until the date of effective redemption (exclusive), and any Late Charges; and (ii) the present value of the remaining installments of the amortization payment of the Updated Face Value of the Fifth Series Debentures and the Remuneration of the Fifth Series Debentures, calculated pro rata temporis, from the first Payment Date of the Fifth Series Debentures or the Date of Payment of the Remuneration of the Fifth Series Debentures immediately preceding it, as the case may be, until the date of effective redemption (exclusive), using as a discount rate the coupon of the IPCA+ Treasury bond with semiannual interest (NTN-B), with a duration closer to the remaining duration of the Fifth Series Debentures, according to the indicative quotation published by ANBIMA on its website on the World Wide Web (http://www.anbima.com.br) calculated on the second Business Day immediately prior to the date of the Voluntary Early Redemption of Fifth Series Debentures, calculated according to the formula to be provided for in the Deed of Issue, plus any Late Charges; (“Voluntary Early Redemption Value of the Fifth Series Debentures”); and, together with the Voluntary Early Redemption Value of the First Series Debentures, Voluntary Early Redemption Value of the Second Series Debentures, Voluntary Early Redemption Value of the Third Series Debentures, Voluntary Early Redemption Value of the Fourth

Extract from the Minutes of the Extraordinary Meeting of the Board of Directors of BRF S.A. held on July 7, 2025.

Series Debentures, individually and indistinctly, “Voluntary Early Redemption Value of the Debentures”);

(rr)	Mandatory Early Redemption of Debentures: If, at any time during the term of the Debentures, the Company ceases to be registered as a publicly-held company with the CVM, the Company shall carry out the mandatory total early redemption of the Debentures ("Total Mandatory Early Redemption"). At the time of the Total Mandatory Early Redemption, the amount due by the Company will be equivalent to: (i) the Updated Nominal Value of the Debentures, plus (ii) the Remuneration, calculated pro rata temporis from the First Date of Payment of the Debentures, or the Date of Payment of the Remuneration of the Debentures immediately preceding it, as the case may be, until the date of the effective Total Mandatory Early Redemption; and (iii) any Late Charges (if any);

(ss)	Early Redemption Offer of Debentures: The Company may, at any time, make an offer for full early redemption of First Series Debentures and/or Second Series Debentures and/or Third Series Debentures and/or Fourth Series Debentures and/or Fifth Series Debentures, which may be carried out at a maximum interval of one (1) time each quarter, addressed to the Securitization Company and the Fiduciary Agent of the CRA, and the Securitization Company may or may not accept the redemption of First Series Debentures and/or Second Series Debentures and/or Third Series Debentures and/or Fourth Series Debentures and/or Fifth Series Debentures held by it, in accordance with the manifestation of adhesion to the Early Redemption Offer by the CRA holders of the respective series, in the manner established in the Securitization Term ("Early Redemption Offer"). The amount proposed for the early redemption of First Series Debentures and/or Second Series Debentures and/or Third Series Debentures and/or Fourth Series Debentures and/or Fifth Series Debentures, as applicable, which shall be equivalent to (i) the Nominal Value of the Debentures of the First Series Debentures and/or Second Series Debentures (or its balance) and/or the Updated Nominal Value of the Third Series Debentures and/or Fourth Series Debentures and/or Fifth Series Debentures (or its balance); plus (ii) the respective Remuneration, calculated pro rata temporis, from the first Payment Date or the last Date of Payment of Remuneration until the early redemption date; (iii) one (1) additional Business Day of the respective Remuneration, in accordance with the provisions of

Extract from the Minutes of the Extraordinary Meeting of the Board of Directors of BRF S.A. held on July 7, 2025.

the Securitization Term, if the payment for the early redemption of the CRA is made by the Debenture Holder to the CRA Holders of the respective series on the day immediately following the payment by the Company to the Debenture Holder of the amounts due for the Early Redemption Offer of the Debentures; (iv) if other taxes, Late Charges, fines, penalties and contractual and legal charges to be provided for in the Deed of Issue or provided for in the applicable legislation are due, calculated, calculated or incurred, as the case may be, until the respective date of payment; and (v) the prize eventually offered, at the Company's sole discretion, which may not be negative;

(tt)	Fines and Late Charges: In the event that the Company fails to make any payments of any amounts due to the Securitization Company on the dates on which they are due under the terms to be provided for in the Deed of Issue, such payments due and unpaid will continue to be subject to any remuneration levied on them and will also be subject to the following default charges ("Late Charges"): (1) a conventional, irreducible and non-compensatory late payment fine of two percent (2%) of the amount due and unpaid; and (2) non-compensatory default interest calculated at the rate of one percent (1%) per month, pro rata temporis. The Late Charges established herein will be levied on the amount due and unpaid from the effective non-compliance with the respective obligation until the date of its effective payment, regardless of notice, notification or judicial or extrajudicial interpellation;

(uu)	Place of Payment: The payments to which the Debentures are entitled shall be made by the Company by means of credit to the Centralizing Account (to be defined in the Securitization Term), at least one (1) Business Day in advance of the CRA payment dates;

(vv)	Early Maturity: Subject to the provisions of the Deed of Issue, the debt represented by the Deed of Issue will be considered prematurely due and immediately payable, in the event of any of the hypotheses to be provided for in the Deed of Issue;

(ww)	Expense Fund: The Securitization Company, as securitization company and issuer of the CRA, on behalf of the Company, will retain the amount equivalent to the amount necessary for the payment of the Expenses related to a period of twelve (12) months for the payment of expenses by the Securitization Company, from the payment resulting from the payment of the Debentures of each

Extract from the Minutes of the Extraordinary Meeting of the Board of Directors of BRF S.A. held on July 7, 2025.

series, as a securitization company and issuer of the CRAs of each series, within the scope of the Securitization Transaction (as defined in the Deed of Issue), as provided for in the Securitization Term, and the Securitization Company shall annually inform the Company, as of the Issue Date, of the amount necessary for the payment of expenses related to the immediately subsequent 12 (twelve) month period, so that, if necessary, the Company deposits such amount in the Expense Fund Account (as defined in the Deed of Issue), in accordance with the procedures and amounts to be provided for in the Deed of Issue and in the Securitization Term;

(xx)	Possibility of Splitting: The splitting of the Nominal Value, Remuneration and other rights conferred to debenture holders will not be allowed, pursuant to item IX of article 59 of the Brazilian Corporation Law; and

(yy)	Other Characteristics: The other characteristics of the Debentures will be described in the Deed of Issue, in the Securitization Term and in other documents related to the Issue and the Offer;

(ii)	authorize the Company, through its legal representatives, to execute any and all necessary documents and perform any and all relevant acts to enable due compliance with the provisions of item (i) above, including, but not limited to, the execution of the Deed of Issue, the CRA distribution agreement (including any amendments), the Debentures Subscription Bulletin and any and all amendments to the aforementioned instruments; in addition to the other documents necessary for the Issue and the Offer (including its amendments), and the hiring and remuneration of all service providers inherent to the execution of the Issue and the Offer;

(iii)	authorize the Company, through its legal representatives, to enter into amendments to the Deed of Issue and any other documents related to the Issue and the Offer, without the need for a new resolution by this Board of Directors, to implement comments from B3 S.A. - Brasil, Bolsa, Balcão and/or the Brazilian Securities and Exchange Commission (CVM) to the documents of the Issue and the Offer; and

(iv)	ratify all acts already performed by the Company's legal representatives within the scope of the Issue and the Offer related to items (i), (ii) and (iii) above.

6.                    Documents Filed with the Company: Documents that support the resolutions taken by the members of the Board of Directors or that are related to the information provided

Extract from the Minutes of the Extraordinary Meeting of the Board of Directors of BRF S.A. held on July 7, 2025.

during the meeting are filed at the Company's headquarters.

7.                    Closing: As there was nothing further to discuss, the meeting was closed, and these Minutes were drawn up by means of electronic processing, which, after being read and approved, was signed by all the directors present.

I certify that the above extract is a faithful transcription of an excerpt from the minutes drawn up in the Book, of the Minutes of Ordinary and Extraordinary Meetings of the Company's Board of Directors.

São Paulo, July 7th, 2025.

_______________________________

Bruno Machado Ferla

Secretary

Extract from the Minutes of the Extraordinary Meeting of the Board of Directors of BRF S.A. held on July 7, 2025.